Dealerweb Inc.
Statement of Financial Condition
As of September 30, 2018
(Confidential Treatment Requested)

Assets

Cash and cash equivalents	$ 48,891,385
Cash segregated under federal regulations	1,200,000
Deposits with clearing organizations	9,217,822
Receivables from brokers and dealers and clearing organizations	12,889,204
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,539,818)	179,721
Memberships in clearing organizations, at cost	1,568,144
Deferred tax asset	224,200
Prepaid expenses	1,661,036
Security deposits	108,017
Other receivables	2,358,906
Accrued income	460,596
Other assets	1,794,809
Total assets	**$ 80,553,840**

Liabilities and Stockholder's Equity

Liabilities

Payable to brokers and dealers & clearing organization	$ 1,605,034
Payable to affiliates	3,463,363
Accrued compensation	16,190,936
Accrued income taxes	2,788,164
Accrued expenses and other liabilities	1,180,118
Total liabilities	**25,227,615**

Stockholder's Equity

Common stock	
Class A $.01 par value 150,000 shares authorized 105,862 shares issued	1,059
Class B (nonvoting) $.01 par value 50,000 shares authorized 7,586 shares issued	76
Additional paid-in capital	24,255,446
Retained earnings	55,696,494
	79,953,075
Common stock in treasury, at cost (36,022 shares)	(24,626,850)
Total stockholder's equity	**55,326,225**
Total liabilities and stockholder's equity	**$ 80,553,840**

The accompanying notes are an integral part of these financial statements.